As filed with the Securities and Exchange Commission on May 3, 2000

                                             Securities Act File No. 333-90189
                                     Investment Company Act File No. 811-09229
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ----------------------------
                                  SCHEDULE TO

                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                Amendment No. 1
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                               (Name of Issuer)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                     (Name of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 Per Share
                        (Title of Class of Securities)
                                  59021M 10 2
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         ----------------------------

                                  Copies to:

  Thomas R. Smith, Jr., Esq.                  Bradley J. Lucido, Esq.
      Brown & Wood LLP                   Merrill Lynch Asset Management, L.P.
   One World Trade Center                         P.O. Box 9011
New York, New York 10048-0557               Princeton, New Jersey 08543-9011

                                APRIL 19, 2000
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
==============================================================================+
Transaction Valuation: $99,455,000(a)      Amount of Filing Fee:  $19,891(b)(c)
===============================================================================
(a) Calculated as the aggregate maximum purchase price to be paid for (i) 5,500,000 shares in the original offer, based upon the net asset value per share ($9.95) at April 14, 2000 and (ii) 4,500,000 additional shares in the amended offer, based upon the net asset value per share ($9.94) at April 28, 2000.

(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

(c) $10,945 was previously paid with the initial filing of the Schedule TO on April 19, 2000. $8,946 is transmitted in connection with this Amendment.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________________________________
Form or Registration No.: ________________________________________________
Filing Party: ____________________________________________________________
Date of Filing: __________________________________________________________

==============================================================================

         This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Tender Offer Statement") of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") filed on April 19, 2000 with the Securities and Exchange Commission with respect to the Fund's Offer to Purchase, dated April 19, 2000 (the "Offer to Purchase"), up to 10,000,000 shares of common stock, par value $0.10 per share (the "Shares"). The Offer to Purchase has been incorporated by reference into Items 1, 7, 11 and 12 of the Tender Offer Statement. The Amendment will be disseminated to security holders by means of an advertisement to be published on May 3, 2000 in The Wall Street Journal and included as Exhibit (a)(1)(i) to this Amendment No. 1. A Supplement, dated May 3, 2000, to the Offer to Purchase (the "Supplement") is included as Exhibit
(a)(1)(ii) to this Amendment No. 1.

                           AMENDMENTS TO SCHEDULE TO

Item 1.  Price, Number of Shares

         The Supplement, which is incorporated herein by reference, in its entirety, to reflect that on May 3, 2000 the Offer is increased from up to 5,500,000 Shares to up to 10,000,000 Shares.

Item 7. Source and Amount of Funds or Other Consideration.

         The Supplement, the third full paragraph of which is incorporated herein by reference amends Section 9 of the Offer to Purchase to reflect that the maximum aggregate purchase price if 10,000,000 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $99,455,000.

Item 11. Additional Information

(e)  The Supplement is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)   (i)  Advertisement to be printed in The Wall Street Journal.
         (ii) Supplement, dated May 3, 2000, to the Offer to Purchase, dated April 19, 2000.
(a)(2)   Amended Form of Letter of Transmittal.
(a)(3)   Amended Letter to Stockholders.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

                         By: /s/ TERRY K. GLENN
                             ---------------------------
                             (Terry K. Glenn, President)

May 3, 2000


                                 EXHIBIT INDEX

Exhibit

(a)(1)(i)  Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii) Supplement dated May 3, 2000 to Offer to Purchase, dated April 19, 2000.
(a)(2)     Amended Form of Letter of Transmittal.
(a)(3)     Amended Letter to Stockholders.




                                                            EXHIBIT (a)(1)(i)
-----------------------------------------------------------------------------


This announcement is not an offer to purchase or a solicitation of an offer to sell shares. The Offer is made only by the Offer to Purchase dated April 19, 2000, as supplemented on May 3, 2000, and the related Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws.

                                    [LOGO]

                 Notice of Amended Offer to Purchase for Cash
                10,000,000 of its Issued and Outstanding Shares
                         at Net Asset Value Per Share

-----------------------------------------------------------------------------
THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE ARE 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY MAY 16, 2000 UNLESS EXTENDED.
-----------------------------------------------------------------------------

         Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") hereby amends an offer to purchase 5,500,000 of its issued and outstanding shares of common stock par value $.10 per share (the "Shares") by increasing to 10,000,000 the number of Shares subject to the offer, at a price equal to their net asset value ("NAV") less any applicable early withdrawal charge as of the close of the New York Stock Exchange on the Expiration Date, May 16, 2000, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated April 19, 2000, as supplemented on May 3, 2000, (the "Offer"). The NAV on April 28, 2000, was $9.94 per Share. The purpose of the Offer is to provide liquidity to stockholders since the Fund is unaware of any secondary market which exists for the Shares. The Offer is not conditioned upon the tender of any minimum number of Shares. Approximately 1,636,723 Shares have been tendered and not withdrawn as of April 28, 2000.

         If more than 10,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer period, or purchase 10,000,000 Shares (or such larger number of Shares sought) on a pro rata basis.

         Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight, New York City time, on Tuesday, May 16, 2000, unless the Offer is extended, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after June 14, 2000.

         The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

         Questions and requests for assistance, for current NAV quotations or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents, may be directed to the Merrill Lynch Response Center at the address and telephone number below. Copies will be furnished promptly at no expense to you and also may be obtained by completing and returning the coupon below to the Merrill Lynch Response Center. Stockholders who do not own Shares directly should effect a tender through their broker, dealer or nominee. For example, stockholders who purchased Shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated should effect tenders through their Financial Consultant.

                           1-800-MERRILL, EXT. 4356
                                1-800-637-7455

-------------------------------------------------------------------------------
Mail to: Merrill Lynch Response Center,
         P.O. Box 30200, New Brunswick, NJ 08989-0200

/ / Please Send Me Merrill Lynch Senior Floating Rate Fund II, Inc.
    Tender Offer materials
Name_______________________________________   Address _________________________
Business Phone_____________________________   City  ___________________________
Home Phone_________________________________   State ________________ Zip ______
Merrill Lynch Clients, please give the name and office address of your Financial Consultant:

_______________________________________________________________________________
                                     LOGO

May 3, 2000

                                                            EXHIBIT (a)(1)(ii)
               MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536

             SUPPLEMENT, DATED MAY 3, 2000, TO OFFER TO PURCHASE,
                DATED APRIL 19, 2000, INCREASING TO 10,000,000
             FROM 5,500,000 THE NUMBER OF SHARES SUBJECT TO OFFER
           TO PURCHASE FOR CASH OF ITS ISSUED AND OUTSTANDING SHARES
                         AT NET ASSET VALUE PER SHARE

      THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT,
             NEW YORK CITY TIME, ON MAY 16, 2000, UNLESS EXTENDED.

To the Holders of Shares of
MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.:

         The Fund hereby amends the offer to purchase up to 5,500,000 of its shares of common stock, par value $.10 per share (the "Shares"), set forth in the attached Offer to Purchase, dated April 19, 2000 (the "Offer"), for cash at a price equal to their net asset value ("NAV"), less any applicable Early Withdrawal Charge, as of the close of the New York Stock Exchange on May 16, 2000, the Expiration Date, unless extended, upon the terms and conditions set forth in the Offer, as expressly varied hereby, and the related Letter of Transmittal.

         The Offer is hereby amended to increase to up to 10,000,000 the number of Shares subject thereto. Accordingly, references in the Offer to Purchase to 5,500,000 Shares are hereby changed to 10,000,000 Shares to reflect such increase. In addition, the maximum aggregate purchase price of $54,725,000 referred to in Section 9 of the Offer to Purchase is increased to $99,455,000.

         The NAV on April 28, 2000 was $9.95 per share. Approximately 1,636,723 Shares had been tendered and not withdrawn at such date.

         If more than 10,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or (2) purchase 10,000,000 Shares (or such greater number of Shares sought) on a pro rata basis.

      THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT
        CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

   THIS SUPPLEMENT IS AUTHORIZED FOR USE ONLY IF ACCOMPANIED BY THE OFFER
   TO PURCHASE, DATED APRIL 19, 2000, OF THE FUND. THE INFORMATION CONTAINED
      HEREIN IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION SET FORTH IN
       THE OFFER TO PURCHASE, WHICH COVERS THE OFFER EXCEPT AS EXPRESSLY
                                VARIED HEREIN.

                                   IMPORTANT

         If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund's transfer agent, Financial Data Services, Inc. (the "Transfer Agent"). If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

         NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Questions and requests for assistance may be directed to your Merrill Lynch Financial Consultant or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.


May 3, 2000                                                     MERRILL LYNCH SENIOR
                                                                FLOATING RATE FUND II, INC.
                                                                Transfer Agent:
Merrill Lynch Response Center                                   Financial Data Services, Inc.
     P.O. Box 30200                                             Attn: Merrill Lynch Senior Floating Rate
     Brunswick, New Jersey 08989-0200                           Fund II, Inc.
     Attn: Merrill Lynch Senior Floating Rate Fund II, Inc.     P.O. Box 45289
     (800) 637-7455, ext. 4356                                  Jacksonville, Florida 32232-5289
                                                                (800) 637-3863



                                                                EXHIBIT (a)(2)

                             LETTER OF TRANSMITTAL
                        to be used to tender shares of
               MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.
                             DATED MAY 3, 2000

                         ----------------------------
      THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT,
         NEW YORK CITY TIME, ON TUESDAY, MAY 16, 2000, UNLESS EXTENDED

                         ----------------------------

                                Transfer Agent:
                         Financial Data Services, Inc.
          Attention: Merrill Lynch Senior Floating Rate Fund II, Inc.
                                P.O. Box 45289
                       Jacksonville, Florida 32232-5289
                 Telephone Information Number: (800) 637-3863
          Delivery to an address other than that shown above does not constitute valid delivery.

         This letter of transmittal is to be used only if the stockholder is a record owner of shares who desires to effect the tender offer transaction himself or herself by transmitting the necessary documents to the Fund's transfer agent and does not intend to request his or her broker or dealer to effect the transaction for him or her. A stockholder who holds shares in a Merrill Lynch account or through another broker, dealer, commercial bank, trust company or other nominee is not the record owner and should instruct his or her Merrill Lynch Financial Consultant or such other nominee to effect the tender on his or her behalf.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

         The undersigned hereby tenders to the Merrill Lynch Senior Floating Rate Fund II, Inc., a closed-end investment company incorporated under the laws of the State of Maryland (the "Fund"), the shares described below of its common stock, par value $.10 per share (the "Shares"), at a price equal to the net asset value per Share ("NAVE") calculated on the Expiration Date (as defined in the Offer to Purchase), in cash, less any applicable Early Withdrawal Charge, upon the terms and conditions set forth in the Offer to Purchase dated April 19, 2000, as supplemented on May 3, 2000, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

         The undersigned hereby sells to the Fund all Shares tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints the Transfer Agent as attorney in fact of the undersigned, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to present such Shares and any Share certificates for cancellation of such Shares on the Fund's books. The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Fund may not be required to purchase any of the Shares tendered hereby. In that event, the undersigned understands that, in the case of Shares evidenced by certificates, certificate(s) for any Shares not purchased will be returned to the undersigned at the address indicated above. In the case of Shares not evidenced by certificates and held in an Investment Account, the Transfer Agent will cancel the tender order and no Shares will be withdrawn from the Account.

         The check for the purchase price for the tendered Shares purchased will be issued to the order of the undersigned and mailed to the address indicated in the "Description of Shares Tendered" table below.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.




------------------------------------------------------------------------------
                        DESCRIPTION OF SHARES TENDERED
                          (See Instructions 3 and 4)
------------------------------------------------------------ -----------------
 Name(s) and Address(es) of Registered Holder(s)
(Please Fill in Exactly the Name(s) in Which Shares Are                        Shares Tendered
                  Registered)                                       (Attach additional schedules if necessary)
-------------------------------------------------------      ---------------------------------------------------------
-------------------------------------------------------      ------------------ ------------------- ------------------
                                                                Certificate       No. of Shares       No. of Shares
                                                                  No.(s)*             listed            Tendered
                                                                                  on Certificate
                                                             ------------------ ------------------- ------------------

                                                             ------------------ ------------------- ------------------

                                                             ------------------ ------------------- ------------------

                                                             ------------------ ------------------- ------------------

                                                             ------------------ ------------------- ------------------

                                                             ---------------------------------------------------------
Account No.                                                  Total Shares Tendered...........
-----------------------------------------------------------------------------------------------------------------------
*    Need not be completed by stockholders whose Shares are not evidenced by certificates.
**   To be completed by all tendering stockholders, whether or not your Shares are evidenced by certificates. If you desire to tender fewer than all
     Shares held in your account or evidenced by a certificate listed above, please indicate in this column the number of Shares you wish to tender.
     Otherwise all Shares evidenced by such certificate or held in your account will be deemed to have been tendered.
----------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                SIGNATURE FORM
                                  -SIGN HERE-
                         (See Instructions 1, 5 and 8)

Social Security No.
or Taxpayer Identification No..............
Under penalty of perjury, I certify (1) that the number set forth above is my correct Social Security No. or Taxpayer Identification No. and (2) that I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject thereto as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject thereto.

INSTRUCTION: You must strike out the language in (2) above if you have been notified that you are subject to backup withholding due to underreporting and you have not received a notice from the IRS that backup withholding has been terminated.

______________________________________________________________________________
______________________________________________________________________________
               (Signature(s) of Owner(s) Exactly as Registered)

Date _______________, 2000

Name(s) _____________________________________________________________________

Address(es) _________________________________________________________________

_____________________________________________________________________________
                                (Please print)

Telephone Number (   ) __________________

Signature(s) Guaranteed _____________________________________________________
_____________________________________________________________________________
------------------------------------------------------------------------------

                                 INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. Guarantee of Signatures. All signatures on this Letter of Transmittal must be guaranteed by a member firm of a registered national securities exchange, or a commercial bank or trust company having an office, branch or agency in the United States. This Letter of Transmittal is to be used only if you may effect the tender offer transaction yourself and do not intend to request your broker or dealer to effect the transaction for you.

     2. Delivery of Letter of Transmittal and Certificates. Certificates for all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, should be mailed or delivered to the Transfer Agent on or prior to the Expiration Date at the appropriate address set forth herein and must be received by the Transfer Agent prior to the Expiration Date.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER.

     3. Inadequate Space. If the space provided is inadequate, the certificate numbers and number of Shares should be listed on a separate signed schedule attached hereto.

     4. Partial Tenders. If fewer than all of the Shares in your Investment Account are evidenced by any certificate submitted are to be tendered, fill in the number of Shares which are to be tendered in the column entitled "No. of Shares Tendered." If applicable, a new certificate for the remainder of the Shares evidenced by your old certificate(s) will be sent to you as soon as practicable after the Expiration Date of the Offer. All Shares represented by certificate(s) listed or in your Investment Account are deemed to have been tendered unless otherwise indicated.

     5. Signatures on Letter of Transmittal, Authorization and Endorsements.

     (a) If the Letter of Transmittal is signed by the registered holder of the Shares tendered hereby, the signature(s) must correspond with the name(s) in which the Shares are registered.

     (b) If the Shares are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

     (c) If any tendered Shares are registered in different names it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Shares.

     (d) When this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and, if applicable, of the certificates transmitted hereby, no endorsements of certificates or separate authorizations are required.

     (e) If this Letter of Transmittal or any certificates or authorizations are signed by trustees, executors, administrators, guardians, attorneys in fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and must submit proper evidence satisfactory to the Fund of their authority so to act.

     6. Transfer Taxes. The Fund will pay all the taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

     7. Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Fund, whose determinations shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder, and the Fund's interpretations of the terms and conditions of the Offer (including these instructions) will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived. Neither the Fund, Merrill Lynch Asset Management, L.P. nor the Transfer Agent, nor any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

     8. Important Tax Information. Under Federal income tax law, a stockholder whose tendered Shares are accepted for payment is required by law to provide the Transfer Agent (as payer) with his correct taxpayer identification number, which is accomplished by completing and signing the Signature Form.

                                                                EXHIBIT (a)(3)

                                   Merrill Lynch, Pierce, Fenner & Smith
                                               Incorporated
                                   Response Center
                                   P.O. Box 30200
                                   New Brunswick, NJ 08989-0200

[LOGO]

Dear Stockholder:

     As you requested, we are enclosing a copy of the Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") Offer to Purchase dated April 19, 2000, as supplemented on May 3, 2000 (the "Supplemented Offer to Purchase") 10,000,000 Issued and Outstanding Shares (the "Shares"). The Offer to Purchase is for cash at Net Asset Value ("NAV") per share as of the expiration date of the Offer, less any Early Withdrawal Charge. Together with the Offer to Purchase we are sending you a Form Letter of Transmittal (the "Letter") for use by holders of record of Shares which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

     If, after reviewing the information set forth in the Supplemented Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Consultant or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Supplemented Offer to Purchase and Letter.

     Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

     The Fund's annualized distribution rate for the period February 23, 2000 through March 27, 2000, based on the amounts actually distributed by the Fund, was 7.55%. based on the March 27, 2000 NAV of $9.98 per share. For the Fund's fiscal quarter ended February 29, 2000, the Fund's highest NAV was $9.99 per share and its lowest NAV was $9.96 per share. The Fund's NAV on April 28, 2000 was $9.94 per Share. The Fund publishes its NAV each week in BARRON'S. It appears in the "Investment Company Institute List" under the sub-heading "Loan Participation Funds" within the listings of mutual funds and closed-end funds.

     Requests for current NAV quotations or for additional copies of the Supplemented Offer to Purchase, the Letter and any other tender offer documents may be directed to the Merrill Lynch Response Center at (800) 637-7455, ext. 4356.

     Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Consultant or other broker or dealer or call the Fund's Transfer Agent, Financial Data Services, Inc. at (800) 637-3863. We appreciate your continued interest in Merrill Lynch Senior Floating Rate Fund II, Inc.

                                       Yours truly,


                                       MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED



                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557
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VIA ELECTRONIC FILING
---------------------

                                                      May 3, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

         Re:  Merrill Lynch Senior Floating Rate Fund II, Inc.
         Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO

Dear Sirs:

         On behalf of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(f)(1)(ii) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule TO. Amendment No. 1 is being filed hereby to increase the size of the Fund's offer to purchase shares of its common stock, par value $.10 per share, from 5,500,000 to 10,000,000. The notice that the Fund will increase the number of shares of common stock being sought by the Fund for tender by stockholders by 4,500,000 shares (the "Notice") will be published in the Wall Street Journal on May 3, 2000. As a result, the tender offer, which commenced on April 19, 2000, will still terminate on May 16, 2000, which is at least 10 business days from the date of the Notice.

           A filing fee in the amount of $10,945 was previously transmitted on behalf of the Fund by wire transfer to the Commission's designated lockbox in Pittsburgh, Pennsylvania.

         Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5346.

                                                     Very truly yours,

                                                     /s/ Marian S. Singer

Transmission